                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2001

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         AT&T CANADA INC.
                                         (Registrant)



Date: July 20, 2001                       By: /s/ Scott Ewart
                                              ----------------------
                                          Name:   Scott Ewart
                                          Title:  Senior Vice President,
                                                  General Counsel, Secretary &
                                                  Chief Privacy Officer


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                                                                        [LOGO]

For Immediate Release

            AT&T CANADA ANNOUNCES ACCOUNTS RECEIVABLE SECURITIZATION

TORONTO,  ONTARIO - JULY 20,  2001 - AT&T Canada  Inc.  (TSE:  TEL.B and NASDAQ:
ATTC), Canada's largest national competitive broadband and business services provider and competitive local exchange carrier and a leader in Internet and eBusiness services, announced today that it has closed an accounts receivables securitization transaction.

The company has sold certain of its accounts receivables to a special purpose trust and has received cash proceeds of approximately Cdn$100 million as a result of the transaction, the receipt of which will help fund AT&T Canada's operating and working capital needs. The proceeds may be increased over time up to a maximum of $150 million depending upon the growth in customer receivables.

ABOUT AT&T CANADA
AT&T Canada is the country's largest competitive national broadband business services provider and competitive local exchange carrier and a leading provider of Internet and eBusiness services. With over 18,500 route kilometres of local and long haul broadband fiber optic network and world class data, Internet, web hosting and eBusiness enabling capabilities, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate and compete locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T Canada's web site, www.attcanada.com, for more information about the company.

NOTE FOR INVESTORS: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.



FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                      INVESTORS AND ANALYSTS:
Drew Van Parys                              Brock Robertson
(416) 345-3623                              (416) 345-3125
drew.vanparys@attcanada.com                 brock.robertson@attcanada.com


Ian Dale                                    Dan Coombes
(416) 345-2227                              (416) 345-2326
ian.dale@attcanada.com                      dan.coombes@attcanada.com